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Prospectus Supplement No. 3	Filed Pursuant to Rule 424(b)(7)
(to Prospectus dated October 31, 2007)	Registration No. 333-147067
$325,000,000

GLOBAL INDUSTRIES, LTD.
2.75% Senior Convertible Debentures due 2027
and Shares of Common Stock
Issuable upon Conversion of the Debentures

     This prospectus supplement relates to $325,000,000 aggregate principal amount of 2.75% Senior Convertible Debentures due 2027 (the “Debentures”) of Global Industries, Ltd. and the shares of our common stock, par value $0.01 per share, issuable upon conversion of such Debentures. We issued and sold the Debentures in a private placement on July 27, 2007. This prospectus supplement will be used by the selling security holders to resell the Debentures and the shares of common stock issuable upon conversion of the Debentures. We will not sell any securities under this prospectus supplement or receive any of the proceeds from the sale of the Debentures or the shares of common stock issuable upon conversion of the Debentures. Our common stock is listed on The Nasdaq Global Select Market under the symbol “GLBL.” The last reported sale price of our common stock on January 31, 2008 was $17.66 per share.
     This prospectus supplement supplements the prospectus dated October 31, 2007 (the “prospectus”), as supplemented by the prospectus supplements dated December 5, 2007 and January 7, 2008. You should read this prospectus supplement together with the prospectus. This prospectus supplement is not complete without, and may not be delivered or used except in conjunction with, the prospectus, including any amendments or supplements to it. This prospectus supplement is qualified by reference to the prospectus, except to the extent that the information provided by this prospectus supplement supersedes or supplements certain information contained in the prospectus.
     Investing in the Debentures and shares of our common stock issuable upon conversion of the Debentures involves risks that are described in the “Risk Factors” section beginning on page 6 of the prospectus and the risk factors incorporated therein by reference from our annual and quarterly reports filed with the Securities and Exchange Commission.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 5, 2008

SELLING SECURITY HOLDERS
     The information in the prospectus in the table under the caption “Selling Security Holders” is amended by:
•	replacing the information included therein regarding the selling security holder identified in the first column of the “Revised Information Regarding Selling Security Holders” table below with the information set forth in the “Revised Information Regarding Selling Security Holders” table below; and
•	adding the information in the “Additional Selling Security Holders” table below regarding certain selling security holders.

     The information set forth below is based on information previously provided by or on behalf of the selling security holders. Information concerning the selling security holders may change from time to time. The selling security holders may from time to time offer and sell any or all of the securities under the prospectus (as amended and supplemented hereby). Because the selling security holders are not obligated to sell the Debentures or any shares of common stock issuable upon conversion of the Debentures, we cannot estimate the amount of the Debentures or how many shares of common stock that the selling security holders will hold upon consummation of any such sales. In addition, since the date on which a selling security holder provided this information to us, such selling security holder may have sold, transferred or otherwise disposed of all or a portion of its Debentures or common shares issuable upon conversion of its Debentures.
     Unless described in the prospectus under the caption “Selling Security Holders” (as amended and supplemented hereby), based upon information previously provided by the selling security holders, the selling security holders do not beneficially own in excess of 1% of our outstanding common stock.
     Except as noted in the prospectus under the caption “Selling Security Holders” (as amended and supplemented hereby), based upon the information previously provided by the selling security holders, none of the selling security holders nor any of their affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with us within the past three years.
     The following table is based solely on information provided by the selling security holders listed below. This information represents the most current information provided to us by such selling security holders.
Revised Information Regarding Selling Security Holders

Principal
Amount of
	Debentures		Number of Shares of Common Stock
	Beneficially	Percentage of			Held After
	Owned and	Debentures			Completion
	Offered Hereby	Beneficially	Beneficially	Offered	the of
Name(1)	($)(2)	Owned (%)	Owned(2)(3)	Hereby(2)(3)	Offering(2)(3)
Lehman Brothers Inc. †#	$14,000,000	4.31%	522,777	522,777	—
Additional Selling Security Holders

	Principal
	Amount of
	Debentures		Number of Shares of Common Stock
	Beneficially	Percentage of			Held After
	Owned and	Debentures			Completion
	Offered Hereby	Beneficially	Beneficially	Offered	the of
Name(1)	($)(2)	Owned (%)	Owned(2)(3)	Hereby(2)(3)	Offering(2)(3)
Argent Classic Convertible Arbitrage Fund II, L.P. (4)	$70,000	*	2,614	2,614	—

Argent LowLev Convertible Arbitrage Fund II, LLC (4)	10,000	*	373	373	—

Class C Trading Company, Ltd. (4)	730,000	*	27,259	27,259	—

HFR CA Global Select Master Trust Account (4)	170,000	*	6,348	6,348	—

Lyxor Master Fund Ref: Argent/LowLev CB c/o Argent (4)	100,000	*	3,734	3,734	—

Partners Group Alternative Strategies PCC Ltd. (4)	730,000	*	27,259	27,259	—

Pond Point Partners Master Fund, Ltd. (5)	2,000,000	*	74,682	74,682	—

*	Less than 1%.

†	The selling security holder is a broker-dealer.

#	The selling security holder has advised us that it is required to file, or is a wholly-owned subsidiary of a company that is required to file, periodic and other reports with the SEC.

(1)	Information concerning other selling security holders will be set forth in supplements to this prospectus supplement from time to time, if required.

(2)	Because a selling security holder may sell all or a portion of the Debentures and shares of common stock issuable upon conversion of the Debentures pursuant to this prospectus supplement, an estimate cannot be given as to the number or percentage of Debentures and shares of common stock that the selling security holder will hold upon termination of any sales. The information presented assumes that all of the selling security holders will fully convert the Debentures for cash and shares of common stock and that the selling security holders will sell all the shares of common stock that they received pursuant to such conversion.

(3)	Includes the shares of common stock issuable upon conversion of the Debentures. The number of shares of our common stock issuable upon conversion of the Debentures is calculated assuming that the conversion of the full amount of the Debentures held by such holder is effected at the maximum rate provided for upon conversion of the Debentures, which is 37.3412 shares of our common stock per $1,000 principal amount of Debentures, and that we have made an election to fully satisfy our obligation to settle conversions of Debentures in shares of our common stock. See “Description of the Debentures — Conversion Procedures — Settlement Upon Conversion.” This conversion rate is subject to adjustment as described under “Description of the Debentures — Conversion Procedures — Conversion Rate Adjustments.” Accordingly, the number of shares of our common stock to be sold may increase or decrease from time to time. We will not issue fractional shares of our common stock upon conversion of the Debentures. Instead, we will pay cash in lieu of fractional shares based on the closing sale price of our common stock on the final trading day of the conversion period.

(4)	Nathanial Brown and Robert Richardson have voting and dispositive power over the registrable securities held by this selling security holder.

(5)	Michael Schram, who is the managing partner of Pond Point Partners Master Fund, Ltd., exercises voting power and investment control over the registrable securities held by Pond Point Partners Master Fund, Ltd.

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